Exhibit 99.7

FORM 9

AMENDED

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Please complete the following:

Name of CNQ Issuer: Arris Resources Inc. (the “Issuer”).

Trading Symbol: ARIS.U .

Date: July 18, 2007 .

Is this an updating or amending Notice:      Yes      X No

If yes provide date(s) of prior Notices: n/a .

Issued and Outstanding Securities of Issuer Prior to Issuance: 2,043,068 .

Date of News Release Announcing Private Placement: July 17, 2007 .

Closing Market Price on Day Preceding the Issuance of the News Release: $0.065 .

1.        Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form) to be filed by amendment .

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

(1)

Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2)	Indicate if Related Person.

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
May 08, 2004

1.	Total amount of funds to be raised: $262,500 .

2.

Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. Proceeds will be used for working capital .

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A.

4.

If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities. N/A .

5.	Description of securities to be issued:

	(a)	Class Common shares .

	(b)	Number 5,250,000 .

	(c)	Price per security $0.05 .

	(d)	Voting rights Yes

6.	Provide the following information if Warrants, (options) or other convertible securities are to be issued:

	(a)	Number 5,250,000 .

	(b)	Number of securities eligible to be purchased on exercise of Warrants (or options) 5,250,000 common shares.

	(c)	Exercise price $0.065 .

	(d)	Expiry date 2 years from closing date .

7.	Provide the following information if debt securities are to be issued:

	(a)	Aggregate principal amount __________.

	(b)	Maturity date __________.

	(c)	Interest rate __________.

	(d)	Conversion terms __________.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
May 08, 2004

(e)	Default provisions __________.

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.): to be filed by amendment .

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): __________.

(b)	Cash __________.

(c)	Securities __________.

(d)	Other __________.

(e)	Expiry date of any options, warrants etc. __________.

(f)	Exercise price of any options, warrants etc. __________.

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

N/A.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

None .

11.	State whether the private placement will result in a change of control.

No .

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. N/A.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
May 08, 2004

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by Multilateral Instrument 45-102.

2.	Acquisition

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: N/A .

2.

Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: N/A .

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

	(a)	Total aggregate consideration in Canadian dollars: N/A .

	(b)	Cash: N/A .

	(c)	Securities (including options, warrants etc.) and dollar value: N/A .

	(d)	Other: N/A .

	(e)	Expiry date of options, warrants, etc. if any: N/A .

	(f)	Exercise price of options, warrants, etc. if any: N/A .

	(g)	Work commitments: N/A .

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). N/A .

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A .

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
May 08, 2004

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows: N/A .

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed by Party	Describe relationship to Issuer (1)

(1)Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A .

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A .

	(b)	Cash N/A .

	(c)	Securities N/A .

	(d)	Other N/A .

	(e)	Expiry date of any options, warrants etc. N/A .

	(f)	Exercise price of any options, warrants etc. N/A .

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
May 08, 2004

relationship with the Issuer and provide details of the relationship. N/A .

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A .

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.	All of the information in this Form 9 Notice of Private Placement is true.

Dated July 18, 2007.

Curt Huber
Name of Director or Senior Officer

“Curt Huber”
Signature

Director
Official Capacity

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
May 08, 2004